EXHIBIT 99.1

Addex and Perceptive Launch Neurosterix with $63 Million to Accelerate Development of Allosteric Modulator Therapeutics for Neurological Disorders

Addex receives CHF5M and 20% share of Neurosterix

 Perceptive Advisors leads $63M investment into Neurosterix

Addex contributes portfolio of preclinical neuroscience assets and allosteric modulator small molecule discovery technology platform to Neurosterix

Ad Hoc Announcement Pursuant to Art. 53 LR

Geneva, Switzerland and New York, USA, April 3, 2024 - Addex Therapeutics (SIX and Nasdaq: ADXN), a clinical-stage biopharmaceutical company pioneering allosteric modulation-based drug development, and funds affiliated with Perceptive Advisors, an investment management firm focused on the life sciences sector, today announced the launch of Neurosterix, a company focused on developing allosteric modulators for the treatment of underserved neurological disorders.

With initial funding of $63 million from Perceptive Xontogeny Venture Fund II, with participation from Perceptive Life Sciences Fund and Acorn Bioventures, Neurosterix will acquire a portfolio of preclinical assets and the allosteric modulator drug discovery technology platform from Addex and accelerate their development. In return, Addex will receive CHF5 million and a 20% equity interest in Neurosterix. Addex will retain its partnerships with Janssen Pharmaceuticals, Inc. and Indivior PLC, as well as unpartnered clinical stage assets including dipraglurant for Parkinson’s disease and post-stroke/TBI recovery as well as its preclinical GABAB positive allosteric modulator (PAM) program for chronic cough.

“The launch of Neurosterix in partnership with Perceptive is an important validation of the Addex allosteric modulator drug discovery technology platform and provides the resources to accelerate development of important preclinical assets, including the M4 PAM and mGlu7 negative allosteric modulator (NAM) programs, into the clinic,” said Tim Dyer, CEO of Addex. “This transaction significantly reduces Addex operating costs and provides CHF5 million of cash thereby extending our cash runway beyond 2026. This allows us to reach important milestones from our partnered programs, including the Phase 2 epilepsy data from our Janssen partnership in the second quarter of 2024 as well as retaining an important upside in the future of Neurosterix through our 20% equity interest.”

Allosteric modulators bind to their target receptor outside of the active site, where the natural ligand and traditional drugs operate. This non-competitive mode of action brings greater selectivity and more precision over the control of biological pathways, potentially delivering improved efficacy and safety. Addex pioneered the development of high-throughput industrial-scale discovery tools for allosteric modulator drug discovery, which have delivered a broad pipeline of oral small molecule drug candidates with the potential to transform the treatment of multiple neurological disorders.

“The team at Addex has established a leading position in allosteric modulator drug discovery at an industrial scale. The assets generated have all been validated at a preclinical level and are ready to quickly move through final stages of preparation for clinical evaluation,” said Fred Callori, Managing Director, Venture at Perceptive Advisors and Chairman of the Board of Neurosterix. “We recognize the untapped value, not only of the assets now being developed within Neurosterix, but also the asset generating capacity of the allosteric modulator drug discovery technology platform, which with the necessary financial resources can potentially deliver transformational medicines and secure the long-term future of the company.”

Addex’s pipeline now consists of:

  ADX71149 - a metabotropic glutamate receptor subtype 2 positive allosteric modulator (mGlu2 PAM) currently in a Phase 2 clinical study for the treatment of epilepsy in collaboration with Janssen Pharmaceuticals, Inc.;
  A GABAB PAM program licensed to Indivior currently in clinical candidate selection with a focus on substance use disorder;
  Dipraglurant – a Phase 2 ready mGlu5 NAM under evaluation for future development in dyskinesia associated with Parkinson’s disease and post-stroke/traumatic brain injury (TBI) recovery; and
  GABAB PAMs in clinical candidate selection for chronic cough.

To guide the launch of Neurosterix, Tim Dyer, in addition to his role at Addex, will assume the role of CEO of Neurosterix. Lénaïc Teyssédou, Head of Finance at Addex will join Addex Executive Management. As part of the transaction, Robert Lutjens and Jean-Philippe Rocher are stepping down from Addex Executive Management to focus on their new roles as Co-Heads of Discovery at Neurosterix. Mikhail Kalinichev, Head of Translational Science at Addex, will also join Neurosterix in a similar role and remain a member of the Executive Management of Addex. The Neurosterix R&D leadership team will continue to support Addex through a service arrangement between the two companies.

About Perceptive Xontogeny Venture Funds
The Perceptive Xontogeny Venture Funds (“PXV Funds”) are Perceptive Advisors’ investment vehicles focused on early-stage, private venture investments in life sciences companies. Primary investments for PXV Funds include companies that are seeking a lead investor for private financings, which include both companies that are seeded and incubated at Xontogeny, and companies that are seeded and incubated by other organizations, accelerators and seed investors. The PXV Funds are also open to participating in syndicated private financings as a co-lead or passive investor with other venture capital firms. For more information, visit www.perceptivelife.com.

About Perceptive Advisors
Founded in 1999 and based in New York, NY, Perceptive Advisors is an investment management firm focused on supporting the progress of the life sciences industry by identifying opportunities and directing financial resources to the most promising technologies in healthcare. For more information about Perceptive, visit www.perceptivelife.com.

About Addex Therapeutics
Addex Therapeutics is a clinical-stage biopharmaceutical company focused on developing a portfolio of novel small molecule allosteric modulators for neurological disorders. Addex’s lead drug candidate, ADX71149 (mGlu2 positive allosteric modulator or PAM), developed in collaboration with Janssen Pharmaceuticals, Inc., is in a Phase 2 clinical study for the treatment of epilepsy. The Company’s second clinical program, dipraglurant (mGlu5 negative allosteric modulator or NAM), is under evaluation for future development in dyskinesia associated with Parkinson’s disease and post-stroke/TBI recovery. Addex partnership with Indivior on GABAB PAM is advancing multiple drug candidates through clinical candidate selection for substance use disorder. Under the agreement with Indivior, Addex is advancing an independent GABAB PAM program for chronic cough through clinical candidate selection. Addex also holds a 20% share in a private company, Neurosterix LLC which is advancing a portfolio of allosteric modulator programs including M4 PAM for schizophrenia, mGlu7NAM for stress related disorders and mGlu2NAM for mild neurocognitive disorders. Addex shares are listed on the SIX Swiss Exchange and American Depositary Shares representing its shares are listed on the NASDAQ Capital Market, and trade under the ticker symbol “ADXN” on each exchange. For more information, visit www.addextherapeutics.com

Contacts:

For Addex & Neurosterix	For Addex
Tim Dyer Chief Executive Officer +41 22 884 15 55 PR@addextherapeutics.com	Mike Sinclair Partner, Halsin Partners +44 (0)20 7318 2955 msinclair@halsin.com

Addex Forward Looking Statements:
This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, as amended, including statements about the intended use of proceeds of the offering. The words “may,” “will,” “could,” “would,” “should,” “expect,” “plan,” “anticipate,” “intend,” “believe,” “estimate,” “predict,” “project,” “potential,” “continue,” “target” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. Any forward-looking statements in this press release, are based on management's current expectations and beliefs and are subject to a number of risks, uncertainties and important factors that may cause actual events or results to differ materially from those expressed or implied by any forward-looking statements contained in this press release, including, without limitation, uncertainties related to market conditions. These and other risks and uncertainties are described in greater detail in the section entitled “Risk Factors” in Addex Therapeutics’ Annual Report on Form 20-F for the year ended December 31, 2022, as filed with the SEC on March 30, 2023, the final prospectus supplement and accompanying prospectus and other filings that Addex Therapeutics may make with the SEC in the future. Any forward-looking statements contained in this press release represent Addex Therapeutics’ views only as of the date hereof and should not be relied upon as representing its views as of any subsequent date. Addex Therapeutics explicitly disclaims any obligation to update any forward-looking statements.